Exhibit 99.3

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	April 12, 2016 at 4.15 p.m.

Disclosure under Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) ("Biotie" or the "Company") has on April 11, 2016 received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from Versant Ventures V, LLC on behalf of itself and Versant Venture Capital V, L.P.

According to the notification, the total number of Biotie shares owned directly or through financial instruments by Versant Ventures V, LLC and its funds has fallen below the threshold of 5 per cent on 11 April, 2016. Biotie's registered total number of shares and voting rights amounting to 1,089,608,083 has been used in the calculation of percentages for the announcement.

Total positions of Versant Ventures V, LLC and its funds subject to the notification:

	% of shares and voting rights (total of A)	% of shares and voting rights through financial instruments (total of B)	Total of both in % (A+B)
Resulting situation on the date on which threshold was crossed or reached	Below 5%	Below 5%	Below 5%
Position of previous notification (if applicable)	5.39	3.41	8.80

Notified details of the resulting situation on the date on which the threshold was crossed or reached:

A: Shares and voting rights

Class/type of shares ISIN code (if possible)	Number of shares and voting rights		% of shares and voting rights
	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)
Shares (FI0009011571)	-	-	-	-
American Depositary Shares (ADS), each representing 80 Shares (FI0009011571)	-	-	-	-

SUBTOTAL A			Below 5%

B: Financial instruments according to SMA 9:6a

Type of financial instrument	Expiration date	Exercise/ Conversion period	Physical or cash settlement	Number of shares and voting rights	% of shares and voting rights
Warrants entitling to subscribe for Shares (FI0009011571)	Nov 1, 2020	Nov 1, 2015 – Nov 1, 2020	Physical settlement	-	-

			SUBTOTAL B		Below 5%

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity:

Name	% of shares and voting rights	% of shares and voting rights through financial instruments	Total of both
Versant Ventures V, LLC	Below 5%	Below 5%	Below 5%
Versant Venture Capital V, L.P.	Below 5%	Below 5%	Below 5%
Versant Affiliates Fund V, L.P.	Below 5%	Below 5%	Below 5%
Versant Ophthalmic Affiliates Fund I, L.P.	Below 5%	Below 5%	Below 5%
Versant Ventures V GP-GP (Canada), Inc.	Below 5%	Below 5%	Below 5%
Versant Ventures V (Canada), L.P.	Below 5%	Below 5%	Below 5%
Versant Venture Capital V (Canada) LP	Below 5%	Below 5%	Below 5%

According to the notification, Versant Ventures V, LLC is the sole general partner of (i) Versant Venture Capital V, L.P. (ii) Versant Affiliates Fund V, L.P. and (iii) Versant Ophthalmic Affiliates Fund I, L.P. and (iv) the sole shareholder of Versant Ventures V GP-GP (Canada), Inc. Versant Ventures V GP-GP (Canada), Inc. is the sole general partner of Versant Ventures V (Canada), L.P., which is the sole general partner of Versant Venture Capital V (Canada) LP. Neither Versant Ventures V, LLC nor any other entity under its control holds shares or financial instruments in the Company exceeding a notification threshold. Further, according to the notification, the investments of the Versant Venture III funds (controlled by Versant Ventures III, LLC) are under the Finnish Securities Markets Act not to be aggregated with the investments of the funds controlled by Versant Ventures V, LLC for the purposes of this notification.

In Turku, April 12, 2016

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

Nasdaq Helsinki Ltd
Main Media
www.biotie.com